Exhibit 15.1

To the Board of Directors and Shareholders of

Grande Group Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Grande Group Limited for the periods ended September 30, 2024 and 2023, as indicated in our report dated January 28, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
January 30, 2025	PCAOB ID No.1171